                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                    (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13D-2(a)

                                 (AMENDMENT NO. __)*

                                HA-LO Industries, Inc.
                     ------------------------------------------
                                   (Name of Issuer)

                              Common Stock, no par value
                     ------------------------------------------
                            (Title of Class of Securities)

                                     404-429-10-2
                     ------------------------------------------
                                    (CUSIP Number)

      Coventry Partners Family Limited Partnership, Coventry Associates, Inc., Eric P. Lefkofsky, Elizabeth B. Lefkofsky, Lefkofsky Family Limited Liability
                                      Company,
                           Steve Lefkofsky and Jodi Neff
                               1225 West Morse Avenue
                             Chicago, Illinois 60626-3517

                                  with a copy to:
                                 John E. Lowe, Esq.
                                  Altheimer & Gray
                               10 South Wacker Drive
                              Chicago, Illinois 60606
                                   (312) 715-4020

                         -----------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     May 3, 2000
                                     -----------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
       CUSIP No.  404-429-10-2            13D                 Page 2 of 18 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Coventry Partners Family Limited Partnership

--------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS: None
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                             / /
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
                   -------------------------------------------------------------
     NUMBER OF     7.  SOLE VOTING POWER:   5,618,636 (1)
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER: 0
     OWNED BY      -------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:    5,618,636 (1)
     REPORTING     -------------------------------------------------------------
      PERSON       10. SHARED DISPOSITIVE POWER:  0
       WITH
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       5,618,636 (1)
--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                       / /
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.74% (2)
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

(1) 5,085,178 shares of Common Stock, no par value, of Issuer (the "Common Stock") and 533,458 shares of Series A Convertible Participating Preferred Stock, no par value, of Issuer (the "Preferred Stock") that are convertible into shares of Common Stock. SEE Item 6.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

--------------------------------------------------------------------------------
       CUSIP No.  404-429-10-2            13D                 Page 3 of 18 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Coventry Associates, Inc.
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS: None
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                              / /
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
                   -------------------------------------------------------------
     NUMBER OF     7.  SOLE VOTING POWER:    0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER:  5,618,636 (1)
     OWNED BY      -------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:    0
     REPORTING
      PERSON       -------------------------------------------------------------
       WITH        10. SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       5,618,636 (1) (2)
--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                       / /
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.74% (2)
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON: CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of Coventry Partners Family Limited Partnership, which itself is the beneficial holder of 5,085,178 shares of Common Stock and 533,458 shares of Preferred Stock of the Issuer. SEE Item 2.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

--------------------------------------------------------------------------------
       CUSIP No.  404-429-10-2            13D                 Page 4 of 18 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Eric P. Lefkofsky
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS: None
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                              / /
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
                   -------------------------------------------------------------
     NUMBER OF     7.  SOLE VOTING POWER:    0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER: 5,826,734 (1)
     OWNED BY      -------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:    0
     REPORTING
      PERSON       -------------------------------------------------------------
       WITH        10. SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       5,826,734 (1)
--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                       / /
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06% (2)
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

(1) Includes 5,085,178 shares of Common Stock and 533,458 shares of Preferred Stock that are convertible into shares of Common Stock held by Coventry Partners Family Limited Partnership. SEE Item 6. These 5,618,636 shares of such 5,826,734 shares are held solely in his capacity as the holder, by tenancy by the entirety with his wife, Elizabeth B. Lefkofsky, of 100% of the outstanding voting common stock of Coventry Associates, Inc., a Delaware corporation, which is the general partner of Coventry Partners Family Limited Partnership. SEE Item 2. Additionally, Eric Lefkofsky has a proxy to vote (i) 150,672 shares of Common Stock and 15,806 shares of Series A Convertible Participating Preferred Stock held by Lefkofsky Family Limited Liability Company and (ii) 18,834 shares of Common Stock and 1,976 shares of Series A Convertible Participating Preferred Stock held by each of Steve Lefkofsky and Jodi Neff.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

--------------------------------------------------------------------------------
       CUSIP No.  404-429-10-2            13D                 Page 5 of 18 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Elizabeth B. Lefkofsky
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS: None
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                              / /
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
                   -------------------------------------------------------------
     NUMBER OF     7.  SOLE VOTING POWER:    0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER: 5,618,636 (1)
     OWNED BY      -------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:    0
     REPORTING
      PERSON       -------------------------------------------------------------
       WITH        10. SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       5,618,636 (1)
--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                       / /
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.74% (2)
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

(1) Includes 5,085,178 shares of Common Stock and 533,458 shares of Preferred Stock that are convertible into shares of Common Stock held by Coventry Partners Family Limited Partnership. SEE Item 6. These 5,618,636 shares are held solely in her capacity as the holder, by tenancy by the entirety with her husband, Eric P. Lefkofsky, of 100% of the outstanding voting common stock of Coventry Associates, Inc., a Delaware corporation, which is the general partner of Coventry Partners Family Limited Partnership. SEE
     Item 2.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

--------------------------------------------------------------------------------
       CUSIP No.  404-429-10-2            13D                 Page 6 of 18 Pages
--------------------------------------------------------------------------------

   1.  NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Lefkofsky Family Limited Liability Company
--------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS: None
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                              / /
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
                   -------------------------------------------------------------
     NUMBER OF     7.  SOLE VOTING POWER:    0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER: 166,478 (1)
     OWNED BY      -------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:    166,478 (1)
     REPORTING
      PERSON       -------------------------------------------------------------
       WITH        10. SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       166,476 (1)
--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                       / /
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.26% (2)
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON: 00
--------------------------------------------------------------------------------

(1) 150,672 shares of Common Stock and 15,806 shares of Preferred Stock that are convertible into shares of Common Stock. SEE Item 6. Eric Lefkofsky has a proxy to vote the 150,670 shares of Common Stock and 15,806 shares of Series A Convertible Participating Preferred Stock held by Lefkofsky Family Limited Liability Company.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

--------------------------------------------------------------------------------
       CUSIP No.  404-429-10-2            13D                 Page 7 of 18 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Steve Lefkofsky
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS: None
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                              / /
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
                   -------------------------------------------------------------
     NUMBER OF     7.  SOLE VOTING POWER:    0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER: 20,810 (1)
     OWNED BY      -------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:    20,810 (1)
     REPORTING
      PERSON       -------------------------------------------------------------
       WITH        10. SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       20,810 (1)
--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                       / /
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.03% (2)
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

(1) 18,834 shares of Common Stock and 1,976 shares of Preferred Stock that are convertible into shares of Common Stock. SEE Item 6. Eric Lefkofsky has a proxy to vote the 18,834 shares of Common Stock and 1,976 shares of Series A Convertible Participating Preferred Stock held by Steve Lefkofsky.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

--------------------------------------------------------------------------------
       CUSIP No.  404-429-10-2            13D                 Page 8 of 18 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       Jodi Neff
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) / /

                                                                         (b) /x/
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS: None
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                              / /
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
                   -------------------------------------------------------------
     NUMBER OF     7.  SOLE VOTING POWER:    0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER: 20,810 (1)
     OWNED BY      -------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:    20,810 (1)
     REPORTING
      PERSON       -------------------------------------------------------------
       WITH        10. SHARED DISPOSITIVE POWER:  0
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       20,810 (1)
--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:                                                       / /
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.03% (2)
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

(1) 18,834 shares of Common Stock and 1,976 shares of Preferred Stock that are convertible into shares of Common Stock. SEE Item 6. Eric Lefkofsky has a proxy to vote the 18,834 shares of Common Stock and 1,976 shares of Series A Convertible Participating Preferred Stock held by Jodi Neff.
(2)  Based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

Item 1.       SECURITY AND ISSUER.

       This Schedule 13D relates to the shares of common stock, no par value (the "Common Stock") and shares of Series A Convertible Participating Preferred Shares, no par value (the "Preferred Stock"), of HA-LO Industries, Inc., an Illinois corporation ("Issuer"). This statement relates to the Preferred Stock only to the extent that such shares are convertible into shares of Common Stock.


       The principal executive offices of Issuer are located at 5980 Touhy Avenue, Niles, Illinois 60714.

Item 2.       IDENTITY AND BACKGROUND.

       (a) This Schedule 13D is filed by Coventry Partners Family Limited Partnership, a Delaware limited partnership ("Purchaser"), Coventry Associates, Inc., a Delaware corporation ("Coventry Associates"), Eric P. Lefkofsky, an individual, Elizabeth B. Lefkofsky, an individual (Eric P. Lefkofsky and Elizabeth B. Lefkofsky being collectively referred to herein as the "Lefkofskys"), the Lefkofsky Family Limited Liability Company, a Michigan limited liability company ("Lefkofsky LLC"), Steve Lefkofsky, an individual and Jodi Neff, an individual (Purchaser, Coventry Associates, the Lefkofskys, the Lefkofsky LLC, Steve Lefkofsky and Jodi Neff being collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-3 of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

       (b) - (c)

       Purchaser is a Delaware limited partnership, the principal business of which is asset management. The principal business and office address of Purchaser is 501 Silverside Road, Suite 87AF, Wilmington, Delaware 19809.

       Coventry Associates is a Delaware corporation, the principal business of which is asset management. Coventry Associates is the general partner of Purchaser. The principal business and office address of Coventry Associates is 501 Silverside Road, Suite 87AE, Wilmington, Delaware 19809.

       The Lefkofskys are individuals.   The Lefkofskys, through a tenancy by
the entirety, are the holders of 100% of the outstanding voting common stock of Coventry Associates. The Lefkofskys reside at 2823 North Racine, Chicago, Illinois 60657

       Lefkofsky LLC is a Michigan limited liability company, the principal business of which is asset management. The sole members of Lefkofsky LLC are Sandra and Bill Lefkofsky. The principal business and office address of Lefkofsky LLC is 5355 Pleasant Lake Drive, West Bloomfield, Michigan 48323.

       Steve Lefkofsky is an individual. Steve Lefkofsky resides at 4041 Hanover Court, West Bloomfield, Michigan 48323.

       Jodi Neff is an individual. Jodi Neff resides at 6771 Torbrook Circle, West Bloomfield, Michigan 48323.

       The general partner of Purchaser is Coventry Associates. The limited partners of Purchaser are Coventry Wealth Protection Trust, a Delaware trust, Lefkofsky Children's Trust, an Illinois trust, and Coventry Wealth Protection Management, Inc., a Delaware corporation. Purchaser has no executive officers.

       The sole director of Coventry Associates is Eric P. Lefkosfky. The executive officers of Coventry Associates are Eric P. Lefkofsky, President and Treasurer and Elizabeth B. Lefkofsky, Vice President and Secretary.

       The managing member of Lefkofsky LLC is Sandra Lefkofsky. Lefkofsky LLC has no executive officers.

       For each of the individuals identified above, the following table sets forth each such individual's principal occupation and business address:


                   NAME              PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
                   ----              ------------------------------------------
        Eric P. Lefkofsky           Chief Operating Officer and Vice President
                                    HA-LO Industries, Inc.
                                    5980 West Touhy Avenue
                                    Chicago, Illinois 60714

        Elizabeth B. Lefkofsky      Art Project Director
                                    Gallery 37
                                    Center for the Arts
                                    66 East Randolph Street
                                    Chicago, Illinois 60601

        Sandra Lefkofsky            Office Manager
                                    L&A, Inc.
                                    30840 Northwestern Hwy, Suite 310,
                                    Farmington Hills, Michigan 48334

        Steve Lefkofsky             Attorney
                                    Peterson & Lefkofsky
                                    1533 North Woodward Avenue, Suite 170
                                    Bloomfield Hills, Michigan 48304

        Jodi Neff                   Housewife
                                    6771 Torbrook Circle
                                    West Bloomfield, Michigan 48323




       (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Purchaser, Coventry Associates, Coventry Wealth Protection Trust and Coventry Wealth Protection Management, Inc. are all Delaware entities. The Lefkofsky Children's Trust is an Illinois entity. All of the individuals named are United States citizens.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On May 3, 2000, Purchaser acquired 5,085,178 shares of Common Stock and 533,458 shares of Preferred Stock in exchange for 6,750,000 shares of Class B common stock which Purchaser owned in Starbelly.com, Inc., a Delaware corporation ("Starbelly") in the merger ("Merger"), pursuant to an Agreement and Plan of Merger and Plan of Reorganization, dated as of January 17, 2000, as amended on April 11, 2000 (the "Merger Agreement"), by and among Issuer, Starbelly and HA-LO Industries, Inc., a Delaware corporation ("Merger Sub"). As a result of the Merger, Starbelly was merged with and into Merger Sub and the separate corporate existence of Starbelly ceased. Merger Sub continued as the surviving corporation and assumed the name "Starbelly.com, Inc."

Item 4.       PURPOSE OF TRANSACTION.

       On May 3, 2000, 5,085,178 shares of Common Stock and 533,458 shares of Preferred Stock were issued by the Issuer to the Purchaser in consideration for the acquisition of the ownership interest in Starbelly formerly held by Purchaser. Purchaser has acquired the Common Stock and Preferred Stock for investment purposes. Purchaser intends to sell an as yet undetermined amount of shares of Common Stock, as market conditions permit and after effectiveness of the registration statement filed by the Issuer pursuant to the Registration Rights Agreement between the Issuer and Purchaser.

       In connection with the Merger, Eric P. Lefkofsky became Chief Operating Officer and Vice President and a member of the Board of Directors of Issuer as of May 3, 2000.

       Mr. Lefkofsky currently plans to request that he and Mr. Richard Heise serve on the Issuer's Board of Directors pursuant to the terms of his employment agreement described in Item 6 of this Schedule.

       PRESENT PLANS OR PROPOSALS. Except as set forth in this Item 4 the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D of the Act.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate number of shares that Purchaser owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,085,178 shares of Common Stock and 533,458 shares of Preferred Stock, which constitute approximately 8.74% of the outstanding voting shares, based on 63,729,673 shares of Common Stock outstanding as of May 3, 2000.

       Because of their position as the owners of 100% of the voting stock of Coventry Associates, which is the general partner of the Purchaser, the Lefkofskys may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owners of the shares beneficially owned directly by Purchaser. Additionally, because Eric Lefkofsky has a proxy to vote the 166,476 shares held by Lefkofsky LLC and the 20,810 shares held by each of Steve Lefkofsky and Jodi Neff, Eric Lefkofsky may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of such shares.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any shares of the Issuer.



       (b)    Purchaser:
              (i)    sole power to vote or to direct the vote:                              5,618,636
              (ii)   shared power to vote or to direct the vote:                            0
              (iii)  sole power to dispose or to direct the disposition of:                 5,618,636
              (iv)   shared power to dispose or to direct the disposition of:               0

              Coventry Associates*:
              (i)    sole power to vote or to direct the vote:                              5,618,636
              (ii)   shared power to vote or to direct the vote:                            0
              (iii)  sole power to dispose or to direct the disposition of:                 5,618,636
              (iv)   shared power to dispose or to direct the disposition of:               0

              Eric P. Lefkofsky*:
              (i)    sole power to vote or to direct the vote:                              0
              (ii)   shared power to vote or to direct the vote:                            5,826,734
              (iii)  sole power to dispose or to direct the disposition of:                 0
              (iv)   shared power to dispose or to direct the disposition of:               0

              Elizabeth B. Lefkofsky*:
              (i)    sole power to vote or to direct the vote:                              0
              (ii)   shared power to vote or to direct the vote:                            5,618,636
              (iii)  sole power to dispose or to direct the disposition of:                 0
              (iv)   shared power to dispose or to direct the disposition of:               0

              Lefkofsky Family Limited Liability Company*:
              (i)    sole power to vote or to direct the vote:                              0
              (ii)   shared power to vote or to direct the vote:                            166,476
              (iii)  sole power to dispose or to direct the disposition of:                 166,476
              (iv)   shared power to dispose or to direct the disposition of:               0

              Steve Lefkofsky*:
              (i)    sole power to vote or to direct the vote:                              0
              (ii)   shared power to vote or to direct the vote:                            20,810
              (iii)  sole power to dispose or to direct the disposition of:                 20,810
              (iv)   shared power to dispose or to direct the disposition of:               0

              Jodi Neff*:
              (i)    sole power to vote or to direct the vote:                              0
              (ii)   shared power to vote or to direct the vote:                            20,810
              (iii)  sole power to dispose or to direct the disposition of:                 20,810
              (iv)   shared power to dispose or to direct the disposition of:               0


              *Coventry Associates, the Lefkofskys, Lefkofsky LLC, Steve Lefkofsky and Jodi Neff each disclaim beneficial ownership of the shares reported as beneficially owned by it or them.

       (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in shares during the past sixty (60) days.

       (d)    None.

       (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       TERMS OF PREFERRED STOCK. The Purchaser, as a holder of Preferred Stock of the Issuer, is entitled, at Purchaser's option and at any time prior to redemption, to convert all or any portion of Purchaser's Preferred Stock into shares of the Issuer's Common Stock. Each share of Preferred Stock is convertible initially into one share of the Issuer's Common Stock. The conversion price is subject to adjustment from time to time in order to prevent dilution of the conversion rights granted in the Certificate of Designation Establishing Series A Convertible Participating Preferred Stock of the Issuer
(the "Certificate of Designation").   In the event that the average closing
price of the Issuer's Common Stock equals or exceeds $24.00 per share for ten consecutive trading days, each share of Preferred Stock will automatically convert into Common Stock at the then effective conversion ratio.

       REGISTRATION RIGHTS. Purchaser has certain registration rights with respect to the registration of the shares of Common Stock and shares of Preferred Stock pursuant to a Registration Rights Agreement. The Company is required to register in four steps the shares of Common Stock and the shares of the Company's Common Stock issuable upon conversion of Preferred Stock issued to the Starbelly stockholders in the Merger. The Company is required to register 25% of these shares within ten days after completion of the Merger, an additional 15% within three months after completion of the Merger, an additional 33 1/3% of these shares within nine months after completion of the Merger and the remaining shares within two years after completion of the Merger.

       STOCKHOLDER AGREEMENTS. As an inducement and a condition to Issuer entering into the Merger Agreement, Purchaser and Eric Lefkofsky each entered into a Stockholder's Agreement, dated as of January 17, 2000 (Eric P. Lefkofsky and Purchaser being collectively referred to as the "Stockholder"), in which Stockholder agreed to vote the shares of Starbelly held by Purchaser (the "Purchaser Shares") and to deliver an irrevocable proxy to Issuer to vote the Purchaser Shares at a meeting of Starbelly's stockholders, in favor of approval and adoption of the Merger Agreement and the Merger.

       The Stockholder Agreements also contain certain standstill and transfer restrictions which are applicable during all periods when the Stockholder and its affiliates beneficially own in the aggregate five percent (5%) or more of the voting power represented by the fully diluted shares of Issuer then outstanding. Pursuant to those restrictions, Stockholder agreed that, for a period of three years after the Closing Date, without the prior written consent of two-thirds of the members of the Board of Directors of Issuer, Stockholder will not, and will cause each of its affiliates whom it controls not to, directly or indirectly, alone or in concert with others:

       (i) acquire, offer or propose to acquire or agree to acquire, with certain exceptions, any securities issued by Issuer which are entitled to vote for the election of directors or any direct or indirect rights or options to acquire any such securities in excess of 1% of the fully diluted shares outstanding of Issuer immediately following the effective time of the Merger;

       (ii) knowingly make or participate in any solicitation of proxies or consents or make proposals for the approval of stockholders of Issuer;

       (iii) knowingly form, join or participate in a "group" with respect to Issuer securities;

       (iv) deposit any Issuer securities in any voting trust or knowingly subject any Issuer securities to any voting agreement;

       (v) knowingly act to control the management, Board of Directors or policies of Issuer, with certain exceptions;

       (vi) offer, pledge, sell, contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer ("Transfer"), any Issuer securities, if following the Transfer, the transferee would own in excess of 10% of the voting power represented by the then outstanding Issuer securities, with certain exceptions; or

       (vii) make any agreement to do any of the foregoing to the extent restricted.

       Notwithstanding anything in the Stockholder's Agreements to the contrary, each Stockholder's Agreement provides that the foregoing shall not restrict the Stockholder from taking actions in his capacity as a director or officer of the Company to the extent and in the circumstances permitted by the Merger Agreement or as required by applicable law or by his fiduciary duty as a director or officer of the Company.

       In connection with the Merger, the Issuer's board of directors was expanded from seven to ten directors and Eric Lefkofsky has a right to designate two persons to fill vacancies created by such expansion; Mr. Lefkofsky designated himself to fill one of these vacancies and has not yet designated another party to fill the second vacancy. Additionally, Mr. Lefkofsky entered into a three year employment agreement with the Issuer and became its Chief Operating Officer and Vice President on May 3, 2000. So long as Mr. Lefkofsky's employment agreement is in full effect, he will have the right to request the board of directors to nominate two of his designees, and if he does so, Issuer's board of directors (within legal limits) is required to present such designees to Issuer's shareholders as nominees for election to the board of directors.

       ESCROW AGREEMENTS. As an additional inducement and condition to Issuer entering into the Merger Agreement, the Purchaser, and four other principal stockholders of Starbelly, each entered into an escrow agreement to provide the Issuer with limited protections in the event the Issuer is entitled to indemnification under the Merger Agreement after the Merger.

       In addition, Purchaser entered into an Indemnification Escrow Agreement pursuant to which the Purchaser deposited 716,750 shares of the Issuer's Common Stock issued in the Merger, with American National Bank and Trust Company of Chicago (the "Escrow Agent"). The Escrow Agent will hold such shares in escrow as security for Starbelly's indemnification obligations under the Merger Agreement. If the Issuer has a proper claim for indemnification, the Issuer will be entitled to recover the number of shares held in escrow with a value (valued at $10 per share) equal to the Issuer's claim pro rata from Purchaser and the other principal stockholders of Starbelly who entered into escrow agreements. If the Issuer's claim is disputed, the Escrow Agent will retain the number of shares held in escrow with a value equal to the Purchaser pro rata portion of the disputed amount (but any undisputed portion will be released to the Issuer). Unless the Issuer has a claim pending one year after the Merger closed, all remaining shares in the escrow will be released to the Purchaser.

       In addition, Purchaser entered into an Employment Escrow Agreement pursuant to which Purchaser, deposited 1,165,346 shares of the Issuer's Common Stock, with the Escrow Agent to secure Eric P. Lefkofsky's performance of his three-year employment agreement after the Merger. If Mr. Lefkofsky's employment is terminated for cause as defined in this Employment Agreement or if he terminates his employment other than for good reason as defined in that agreement, Purchaser will forfeit shares held in escrow under this agreement. Under the agreement, 25% of the shares will be released to Purchaser after the first anniversary of the closing of the Merger, 33-1/3% of the shares will be released after the second anniversary of the closing of the Merger, the balance will be released on the third anniversary of the closing of the Merger, subject to the forfeiture provisions of the agreement.

       EXHIBITS. The Articles Amendment, the Merger Agreement, Amendment No. 1 to the Merger Agreement, the Registration Rights Agreement, the Stockholder Agreements, each of the Escrow Agreements, the Employment Agreement and the Agreement and Covenant Not to Compete are attached hereto, or incorporated from the Issuer's other filings, as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11, respectively and are incorporated herein by this reference. The above brief summaries of some of the provisions of these documents are subject to qualification in their entirety by reference to the full text of such documents attached hereto.

       Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the shares owned by the Reporting Persons.

Item 7.       MATERIALS TO BE FILED AS EXHIBITS.


       Exhibit 1            Agreement pursuant to Rule 13d-1(k)(1)(iii) of
                            Regulation 13D-G.

       Exhibit 2            Certificate of Designation Establishing Series A
                            Convertible Participating Preferred Stock of HA-LO
                            Industries, Inc. filed with the Secretary of State of the State of Illinois on May 3, 2000.

       Exhibit 3            Agreement and Plan of Merger and Plan of
                            Reorganization dated as of January 17, 2000, between
                            HA-LO Industries, Inc., an Illinois corporation,
                            Starbelly.com, Inc., a Delaware corporation and HA-LO Industries, Inc., a Delaware corporation, is incorporated herein by reference to the Issuer's
                            Form 8-K dated May 12, 2000.


                                Page 15 of 18



       Exhibit 4            Amendment No. 1 dated as of April 11, 2000 to
                            Agreement and Plan of Merger and Plan of
                            Reorganization dated as of January 17, 2000, between
                            HA-LO Industries, Inc., an Illinois corporation,
                            Starbelly.com, Inc., a Delaware corporation and HA-LO Industries, Inc., a Delaware corporation, is incorporated herein by reference to the Issuer's
                            Form 8-K dated May 12, 2000.

       Exhibit 5            Registration Rights Agreement dated as of May 3,
                            2000, between Coventry Partners Family Limited
                            Partnership and HA-LO Industries, Inc.

       Exhibit 6            Stockholder's Agreement dated as of January 17,
                            2000, between Coventry Partners Family Limited
                            Partnership and HA-LO Industries, Inc.

       Exhibit 7            Stockholder's Agreement dated as of January 17,
                            2000, between Eric P. Lefkofsky and HA-LO
                            Industries, Inc.

       Exhibit 8            Indemnification Escrow Agreement dated as of May 3,
                            2000, between Coventry Partners Family Limited
                            Partnership, HA-LO Industries, Inc., and American
                            National Bank and Trust Company of Chicago, as escrow agent.

       Exhibit 9 Employment Escrow Agreement dated as of May 3, 2000, between Coventry Partners Family Limited Partnership and HA-LO Industries, Inc. and American National
                            Bank and Trust Company of Chicago, as escrow agent.

       Exhibit 10 Employment Agreement dated as of May 3, 2000, between HA-LO Industries, Inc and Eric Lefkofsky.

       Exhibit 11           Agreement and Covenant Not to Compete dated as of
                            May 3, 2000 between HA-LO Industries, Inc. and Eric
                            Lefkofsky.


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May 10, 2000  COVENTRY PARTNERS FAMILY LIMITED PARTNERSHIP,
                         A Delaware Limited Partnership

                              Coventry, Associates, Inc., a Delaware
                              corporation, its General Partner

                              By:  /s/  Eric P. Lefkofsky
                                   ----------------------
                              Name:     Eric P. Lefkofsky
                              Title:    President and Treasurer

                         COVENTRY ASSOCIATES, INC., a Delaware Corporation

                         By:  /s/  Eric P. Lefkofsky
                              ----------------------
                         Name:     Eric P. Lefkofsky
                         Title:    President and Treasurer

                         LEFKOFSKY FAMILY LIMITED LIABILITY COMPANY, a Michigan limited liability company

                         By:  /s/  Sandra Lefkofsky
                              ----------------------
                         Name:     Sandra Lefkofsky
                         Title:    Managing Member


                         ERIC P. LEFKOFSKY, an Individual

                         /s/  Eric P. Lefkofsky
                         ----------------------
                         Eric P. Lefkofsky


                         ELIZABETH B. LEFKOFSKY, an Individual

                         /s/  Elizabeth B. Lefkofsky
                         ---------------------------
                         Elizabeth B. Lefkofsky


                         STEVE LEFKOFSKY, an Individual

                         /s/  Steve Lefkofsky
                         --------------------
                         Steve Lefkofsky


                         JODI NEFF, an Individual

                         /s/  Jodi Neff
                         --------------
                         Jodi Neff

                                      EXHIBIT 1

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:    May 10, 2000   COVENTRY PARTNERS FAMILY LIMITED PARTNERSHIP,
                         A Delaware Limited Partnership

                              Coventry, Associates, Inc., a Delaware
                              corporation, its General Partner

                              By:  /s/  Eric P. Lefkofsky
                                   ----------------------
                              Name:     Eric P. Lefkofsky
                              Title:    President and Treasurer

                         COVENTRY ASSOCIATES, INC., a Delaware Corporation

                         By:  /s/  Eric P. Lefkofsky
                              ----------------------
                         Name:     Eric P. Lefkofsky
                         Title:    President and Treasurer

                         LEFKOFSKY FAMILY LIMITED LIABILITY COMPANY, a Michigan limited liability company

                         By:  /s/  Sandra Lefkofsky
                              ---------------------
                         Name:     Sandra Lefkofsky
                         Title:    Managing Member


                         ERIC P. LEFKOFSKY, an Individual

                         /s/  Eric P. Lefkofsky
                         ----------------------
                         Eric P. Lefkofsky


                         ELIZABETH B. LEFKOFSKY, an Individual

                         /s/  Elizabeth B. Lefkofsky
                         ---------------------------
                         Elizabeth B. Lefkofsky

                         STEVE LEFKOFSKY, an Individual

                         /s/  Steve Lefkofsky
                         --------------------
                         Steve Lefkofsky

                         JODI NEFF, an Individual

                         /s/  Jodi Neff
                         --------------
                         Jodi Neff